Mail Stop 3561

January 18, 2008

By Facsimile and U.S. Mail

Mr. Thomas I. Nail
President
Burke Mills, Inc.
191 Sterling Street, N.W.
Valdese, North Carolina 28690

> **Re:** **Burke Mills, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 000-05680**

Dear Mr. Nail:

We have completed our review on the above referenced filing and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief